UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 8, 2005

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with
Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                       SNT Group N.V. will effectuate merger with KPN Telecommerce B.V. and Koninklijke KPN N.V., dated April 8, 2005.

Press release

Date
April 8, 2005
Number
SNT GROUP N.V. WILL EFFECTUATE MERGER WITH KPN TELECOMMERCE B.V. AND KONINKLIJKE KPN N.V.	019pe

Zoetermeer/Den Haag, SNT Group N.V. (SNT) en Koninklijke KPN N.V. (KPN) jointly announce that they have reached an agreement with the Vereniging van Effectenbezitters, VHC International Ltd. and Trafalgar Asset Managers Ltd. about the reference date for the determination of the exchange ratio between KPN and SNT concerning the effecting of a merger between KPN Telecommerce B.V., SNT en KPN. The value of the KPN share will be based on the closing price of the KPN share on the trading day immediately prior to the publication of the offer document concerning the public bid on SNT on 18 October 2004 (as a result the exchange ratio will be changed from 1.98183 KPN shares to 2.14626 KPN shares per SNT share). This makes that a revised merger proposal will be deposited with the commercial register of Haaglanden (Kamer van Koophandel en Fabrieken voor Haaglanden). The management board of SNT will convene a general meeting of shareholders in order to resolve to the merger in accordance with the revised merger proposal.

This press release appears in Dutch also. In the event of any inconsistency, the  Dutch version will prevail over the English version.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: April 13, 2005	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel